

July 12, 2019

Guy Bowker
Chief Financial Officer
Enstar Group LTD
Windsor Place, 3rd Floor
22 Queen Street
Hamilton HM JX, Bermuda

> **Re: Enstar Group Limited**
> **Form 10-K for the fiscal year ended December 31, 2018**
> **Filed March 1, 2019**
> **File No. 001-33289**

Dear Mr. Bowker:

We have reviewed your June 13, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to the comment in our May 15, 2019 letter.

Form 10-K for fiscal year ended December 31, 2018

Notes to Consolidated Financial Statements
10. Losses and Loss Adjustment Expenses
Loss Development Information
Disclosures of Incurred and Paid Loss Development, IBNR, Claims Counts and Payout
Percentages, page 182

1. We acknowledge the information provided in your response to our prior comment 1 and believe that additional disclosure explaining the methodologies used to prepare the incurred loss and cumulative paid loss tables would be beneficial. Please provide us with proposed revised disclosure to be included in your 2019 Form 10-K that addresses the following:

- Explain how you present commutations and buybacks in the incurred loss and cumulative paid loss tables, particularly what determines the calendar year within the tables in which these transactions are reflected, how the re-estimated incurred losses are presented in calendar years within the tables subsequent to the commutation/buyback, and the absence of recasting prior year loss development to remove commuted claims. Refer to discussion on page 2 of your response under the heading "in our disclosure."

- Explain how your commutation/buyback strategy is considered in determining your loss reserves recorded as part of business combinations/non-life run off retroactive reinsurance contracts and in subsequently revising those estimates.

- Explain how your commutation/buyback strategy is considered in determining the amortization of your fair value adjustment/deferred charge assets and the subsequent adjustment thereto. Refer to Notes 2(n) and (o) to your financial statements.

- With reference to your statement that "once commutations and buybacks are agreed they are removed from the actuarial data sets and do not have an impact on the setting of reserves for ongoing business," explain whether your commutations/buybacks are limited to being directly with the insureds/reinsureds, your basis for concluding that commutations/buybacks represent the settlement/development of claims and why, given your normal business practice of entering into commutations and buybacks, it is appropriate to remove them from the actuarial data sets and thus not have an impact on the ongoing reserve estimates .

- Explain how reinsurance recoveries impact the cumulative paid loss tables, as well as the table, Annual Percentage Payout of Incurred Losses since Year of Acquisition. In particular, clarify that reinsurance recoveries are reported in the year received as opposed to the year the related claim payment was made.

- Explain how you present inter-company reinsurance arrangements that are eliminated upon consolidation in the incurred loss and cumulative paid loss tables, particularly the impact of the KayLa Re acquisition in 2018. Refer to discussion on page 3 of your response.

- Regarding the "2008 and prior accident years" line item within the incurred loss and cumulative paid loss tables that you have provided voluntarily, explain the issues in presenting this information and the impact of those issues within the acquisition year and the subsequent calendar years. Refer to discussion in the last two bullets on page 3 of your response. We acknowledge that, to the extent some or all of these issues are resolved during 2019 due to your additional refinement of the data and your presentation changes as a result, the disclosure in your 2019 10-K may change accordingly from the proposed revised disclosure you provide us.

You may contact Frank Wyman at 202-551-3660 or Jim Rosenberg at 202-551-3679 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance